Exhibit 11.0

                                         PULASKI BANCORP, INC. AND SUBSIDIARY
                                 STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE




                                                                      Nine Months Ended            Three Months Ended
                                                                     September 30, 2000            September 30, 2000
                                                                     ------------------            ------------------

Net income                                                              $ 1,434,860                     $ 467,153

Weighted average shares outstanding - basic and diluted                   1,934,647                     1,920,372

Basic and diluted earnings per share                                         $ 0.74                        $ 0.24





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